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ANNUAL AUDITED REPORT SEC Mail Processing
FORM X-17A-5
PART III

Section

SEC FILE NUMBER
8- 26731

APR 13 2009

FACING PAGE

Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RESRV PARTNERS, INC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1250 BROADWAY-32nd FLOOR

(No. and Street)

NEW YORK   NY   10001

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTINA MASSARO   (212) 401-5560

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.

(Name – *if individual, state last, first, middle name*)

1430 BROADWAY 6TH FLOOR   NEW YORK   NY   10018

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Bruce R. Bent _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

RESRV PARTNERS, INC _____, as

of ___ DECEMBER 31 _____, 20 08 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Reconciliation between audited and unaudited computation of Net Capital under

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3). Part IIA Filing

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY - 6TH FLOOR
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921-9000
FACSIMILE - (212) 354-1822

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Resrv Partners, Inc.

We were engaged to audit the accompanying statement of financial condition of Resrv Partners, Inc. as of December 31, 2008 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.

Detailed records for commissions and 12B-1 fees receivable and commissions payable have not been maintained and supporting data for the existence and obligation of such is not available for our audit. In addition, the Company has various related party transactions with affiliated companies for which detailed records are not available to support the existence of such transactions. Therefore, we are not able to satisfy ourselves about the amounts recorded as receivables and commissions and related party payables in the statement of financial condition as of December 31, 2008 and the effects of the results of operations for the year then ended. In addition, the Company's sole revenue is derived from the Reserve Family of Funds ("Funds") which during the year have become illiquid. The board of trustees of the Funds have voted to liquidate the assets of the Funds. In conjunction with the illiquidity of the Funds, and the ultimate liquidation of the Funds' assets, the Company is a co-defendant in various actions in which the plaintiffs seek various forms of relief. At this time, the Company is unable to determine the outcome of these actions and the overall effects on operations. These factors and the matter described in the 4th paragraph raise substantial doubt about the Company's ability to continue as a going concern.

Because of the significance of the matters discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the financial statements referred to in the first paragraph.

As discussed in note 1 to the financial statements, the Company is not in compliance with its minimum net capital requirement. Such violation may have a severe impact on the Company's brokerage operations.

We were engaged to audit the basic financial statements of Resrv Partners for the purpose of forming an opinion on those statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part

of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Exchange Act of 1934. As discussed in the second paragraph of our report on page 1, the scope of our work was not sufficient to enable us to express an opinion on the basic financial statements presented therein. Similarly, we are unable to express, and do not express, an opinion on the following additional information.

Sanford Becker & Co., P.C.

New York, NY
April 9, 2009

RESRV PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$	2,861,382
Recievable from Family of Funds, net of allowance		
in doubtful accounts of $1,400,000		3,835,263
Other assets		38,061
Total Assets	$	6,734,706

Liabilities and Stockholders' Equity

Liabilities

Commissions Payable	$	2,450,244
Due to RMC		2,943,761
Accrued Expenses		11,301
Total Liabilities		5,405,306

Stockholders' Equity

Common stock, no par value; 100 shares authorized		
issued and outstanding		855,000
Retained earnings		474,400
Total Stockholders' Equity		1,329,400

Total liabilities and stockholders' equity	$	6,734,706

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenue

Fees	$	29,523,043
Dividends Received		124,102
		29,647,145

Expense

Employee Compensation and Related Costs	146,383
Shareholder Service Expense	27,788,105
Bad Debts	1,400,000
General Expenses	305,007
	29,639,495

Income Before Income Tax		7,650
Provision for Income Tax		39,022
Net Loss	$	(31,372)

The accompanying notes are an integral part of these financial statments

RESRV PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE at January 31, 2008	$ 855,000	$ 751,154	$ 1,606,154
Net Loss for the Year		(31,372)	(31,372)
Dividends Paid		(245,382)	(245,382)
BALANCE at December 31, 2008	$ 855,000	$ 474,400	$ 1,329,400

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities

Net loss	$ (31,372)
Adjustments to reconcile net loss to net cash used in operating activities	
Bad debt	1,400,000
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Receivable form Family of Funds	(5,235,163)
Other assets	214,337
Commissions payable	757,728
Accrued expenses and other payables	11,301
Net cash used in operating activies	(2,883,169)

Cash flows from financing activities

Dividends paid	(245,382)
Net decrease in cash and cash equivalents	(3,128,551)

Cash and Cash Equivalents

Beginning	5,990,033
Ending	$ 2,861,482

Supplemental disclosures of cash flow information

Cash paid during the year for	
Income taxes	$ 39,022

The accompanying notes are an integral part of these financial statements

(1) **Organization**:

Resrv Partners, Inc., (the "Company"), was incorporated in the State of New York on August 26, 1981 and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. In addition, the Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as the exclusive distributor for the Reserve Family of Funds ("Funds").

At December 31, 2008, the Company was not in compliance with its minimum net capital requirement. On January 22, 2009, the Company made notification to FINRA regarding such violation. Violation of this rule could result in action by FINRA including requiring the Company to cease its brokerage operations. Upon learning of this violation, the Company took corrective action and on February 6, 2009, March 3, 2009 and April 6, 2009, the shareholders infused an aggregate of $1,350,000 of capital into the Company. As of the report date the Company's most recent computation of net capital indicates that it is in compliance with the minimum net capital rule as prescribed under Rule 15c3-1.

During 2008, the Company's sole revenue was derived from the Reserve Family of Funds which became illiquid. The effect of such event raise question with regards to collection of current receivable and payment of its obligations. In addition, the Company is unaware whether there will be future revenue in 2009. In conjunction with the liquidation of the Family of Funds (see note 6), the Company is a co-defendant in various actions against the Family of Funds.

Due to the liqidations of The Funds, the Company anticipates to reduce all cost to the minimum and be in compliance with net capital requirements. The Company's stockholders have indicated that their intent is to continue to fund any future financing or operating deficiencies in order to keep the Company in compliance with minimum net capital requirements.

(2) **Summary of Significant Account Policies**
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
Income Taxes
The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to Federal tax authorities.

In addition, the Company has elected S Corporation status for New York State tax purposes and the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation statues, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against the deferred tax asset when it is more likely than not that the deferred tax asset will not be utilized.

In December 2008, the Financial accounting standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of interpretation 48 in accordance with this FSP.

(3) **Receivable from Broker, Dealer and Clearing Organization**
Receivable from the Funds arise as a result of the Company's normal securities transactions. Receivables from the Funds are periodically evaluated for collectibility based on past credit history and its current financial condition. Changes in the estimated collectibility of the Funds receivables are recorded in the results of operations for the period in which the estimate is revised. The Funds receivable that are deemed uncollectible are offset against the allowance for uncollectible accounts.

(4) **Related party Transaction**
Reserve Management Company, Inc. ("RMC") an affiliated company through common ownership, provides he Company with back office support. RMC makes payments on behalf of the Company for commissions payable and various shared services which are then reimbursed to RMC. For the year ended December 31, 2008, shared services amounted to $ 218,575. At December 31, 2008, the amounts due to RMC are as follows:

Commission paid and to be paid	$ 2,810,659
Expenses paid on Company's behalf	133,102
	$ 2,943,761

(5) Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $25,000 or 1/15 of aggregate indebtedness. At December 31, 2008, the Company had net capital (deficiency), as defined, of ($2,061,521) which is deficient to the required minimum net capital by ($2,421,875). Aggregate indebtedness at December 31, 2008 totaled $5,405,306.

On January 16, 2009 the board of trustees of the Reserve Fund approved 12b-1 fees for the US government fund for the period September 2008 through November 2008 in the approximate amount of $1,500,000 which is deemed a non-allowable asset in computing net capital requirements. In addition, the Company increased its obligations to its brokers in the same amount of $1,500,000. The effect of increasing the obligation increases aggregate indebtedness by $1,500,000 and increases minimum net capital requirements by $100,000.

(6) Legal Proceedings

The Company, affiliates of the Company, The Family of Funds and certain of their trustees and officers have been named as defendants in numerous actions that have been filed since September 17, 2008. The Plaintiffs are investors (or broker-dealers for investors) who own shares of the Primary Fund and the U.S. Government Fund.

Although the allegations in the actions differ in some respects, the actions arise from the same underlying set of facts relating to the Primary Fund's holding of debt securities (with a face value of $785 million) issued by Lehman Brothers Holdings, Inc. ("Lehman"), which filed a petition for bankruptcy protection on September 15, 2008.

The actions variously allege certain claims, including claims under the Securities Act of 1933, Securities Exchange Act of 1934, Investment Company Act of 1940 and common law for breach of contract, breach of fiduciary duty, fraud, and conversion arising from the conduct of one or more defendants prior to and during the week of September 15, 2008. Plaintiffs in these actions seek various forms of relief, including monetary compensation for losses sustained by a decrease in share value, an order directing the Primary Fund or the U.S. Government Fund, as the case may be, to recalculate redemption amounts, disgorgement of fund management fees, rescission of shares purchased and an order to liquidate the fund. Additional actions based upon similar allegations may be filed in the future.

The Company and other co-defendants are reviewing the allegations made in these actions and intend to vigorously defend against them. The potential impact of these actions, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. There can be no assurance that these suits and/or ongoing adverse publicity will not result in adverse consequences for the Company.

RESRV PARTNERS, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008
SCHEDULE I

Computation of net capital
Total stockholders' equity $ 1,329,400

Deductions and/or charges
Nonallowable assets

    Commissions receivable, over 30 days   3,295,632
    Other assets   38,061
                                                                       3,333,693

Net capital (deficiency) before haircut   (2,004,293)

Haircuts on securities
  Money market funds   57,228
Net capital, as defined   (2,061,521)

Minimum net capital
  Greater of $25,000 on 6.67% of
    Aggregated indebtedness   360,354

Excess net capital (deficiency) $ (2,421,875)

Excess net capital (deficiency) 1000 Percent $ (2,602,052)

Total aggregated indebtness $ 5,405,306

The accompanying notes are an integral part of these financial statements

RESRV PARTNERS, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008
SCHEDULE II

The Company has claimed exemption from Rule 15c3-3 under the provisions of section (k)(2)(ii).

The accompanying notes are an integral part of these financial statements

Reconciliation of Computation of Net Capital

1. Net capital (deficiency), per FOCUS Report, Part IIA	$	(55,618)
Accrual		(1,500,000)
Increase in non-allowable assets		(448,675)
Increase in haircuts		(57,228)
Net capital (deficiency), as computed, per Schedule I	$	(2,061,521)
2. Aggregate indebtedness, per FOCUS Report, Part II A	$	3,905,305
Accrual		1,500,000
Rounding		1
Agrregate indebtness, per Schedule I	$	5,405,306

The accompanying notes are an integral part of these financial statements

REPORT ON INTERNAL CONTROL

The Members
Resrv Partners, Inc.

In planning and performing our audit of the financial statements of Resrv Partners, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an oopinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the priodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of theBoard of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that tranactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatments on a timely basis. A *significant deficiency* is a control deficiency, or combintion of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally acepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we considered to be material weaknesses, as defined. These conditions were considered in determining the timing and extent of the procedures performed in our audit of the financial statements of Resrv Partners as of and for the year ended December 31, 2008 and this report does not affect our report thereon dated March 30, 2009. During the course of our audit, we noted that the back office has not always provided complete and timely information relating to receipts and disbursements of the Company which may have a direct impact on financial reporting and disclosure. The information that is provided does not have sufficient detail to enable an apropriate audit trail to support the recording of such transactions in the Company's books and records. In addition, the Company does not have adequate systems in place to accurately monitor net capital and as a result, material adjustments were made to the net capital computation resulting in the Company being in violation of its minimum net capital requirement at year end. These adjustments were primarily due to the misallocation of allowance receivable and the recording of haircuts. These are material weaknesses in your internal controls over financial reporting. Although you believe that management oversight is sufficient to mitigate the risks associated with these material weaknesses you have indicated that you will take the appropriate corrective actions to modify your internal controls accordingly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such pruposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in

the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Dirctors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Becker & Co, PC

New York, New York
April 9, 2009

the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Dirctors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
April 9, 2009

RESRV PARTNERS, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2008